Voya Law Department

J. Neil McMurdie

Senior Counsel

Tel.:  860-580-2824

Fax:  860-580-4897

Email:  neil.mcmurdie@voya.com

December 29, 2014

EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549

Re:       ReliaStar Life Insurance Company of New York

            Separate Account NY-B

            Prospectus Title: Voya Simplicity Variable Annuity NY

            File Nos.: 333-128409, 811-07935

            Withdrawal of Registration Statement on Form N-4

            Rule 477 Filing

Commissioners:

On September 19, 2005, the above-named Depositor and Registrant submitted for filing, pursuant to the Securities Act of 1933 (the “33 Act”) and the Investment Company Act of 1940, an Initial Registration Statement on Form N-4 as subsequently amended by pre-effective amendments on December 22, 2005, which was declared effective on December 27, 2005.  The registration statement was further amended on April 11, 2006 and on April 13, 2007.

Because no securities were sold in connection with this registration, we respectfully request withdrawal of this registration and any and all amendments and definitive filings associated with it, pursuant to Rule 477 under the 33 Act.

Please note that this request is not meant to extend to the registered status of the separate account, which is the funding vehicle for other variable annuity contracts of the company.

Please contact me with your questions or comments.

Respectfully,

/s/ J. Neil McMurdie

J. Neil McMurdie

Senior Counsel

Windsor Site                                                                                 Voya Services Company
One Orange Way, C2N

Windsor, CT  06095